

05041500



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 6-6-2005

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loewen, Ondaatje, McCutcheon USA Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hazelton Lanes, East Tower, 55 Avenue Road, Suite 2250
(No. and Street)

Toronto	Ontario	M5R 3L2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Arokium (416) 964-4475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300, Commerce Court West,	Toronto	Ontario	M5L 1B2
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6-13-05

OATH OR AFFIRMATION

I, Bernard Arokium, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loewen, Ondaatje, McCutcheon USA Limited, as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN BEFORE ME at the CITY of Toronto, in the Province of Ontario, this 27th day of MAY, 2005

A Commissioner for taking Oaths etc.

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Financial Statements and
Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2005
(With Independent Auditors' Report thereon)



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited as at March 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loewen, Ondaatje, McCutcheon USA Limited as at March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada
May 19, 2005

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2005

Assets

Cash and cash equivalents (note 2)	$ 529,068
Securities borrowed	29,142
Due from clients	31,354
Income taxes recoverable (note 8)	146,669
Capital assets (note 6)	37,554
Other assets	74,640
	$ 848,427

Liabilities and Stockholder's Equity

Liabilities:	
Due to (note 3):	
Parent	$ 93,237
Brokers and dealers	60,496
Accrued liabilities	93,500
Deferred lease benefit	23,181
	270,414
Stockholder's equity:	
Capital stock (note 4):	
Authorized:	
Unlimited common shares	
Issued and outstanding:	
842,321 common shares	375,000
Retained earnings	203,013
	578,013
Commitments (note 7)	
	$ 848,427

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Operations
(Expressed in U.S. dollars)

Year ended March 31, 2005

Revenue:	
Commissions	$ 527,549
Interest	3,480
Foreign exchange gain	143,230
	674,259
Expenses:	
Commissions	263,778
Salaries	234,933
Rent	107,858
Operating, general and administration	45,379
Variable sales cost	40,843
Trading costs	28,671
Professional fees	18,500
Regulatory fees	16,146
	756,108
Loss before income taxes	(81,849)
Income tax recovery (note 8)	(60,000)
Loss for the year	$ (21,849)

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2005

Capital stock (note 4):	
Balance, beginning of year	$ 700,000
Return of capital	(325,000)
Balance, end of year	375,000
Retained earnings:	
Balance, beginning of year	599,862
Loss for the year	(21,849)
Dividends paid	(375,000)
Balance, end of year	203,013
Total stockholder's equity	$ 578,013

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2005

Cash flows from (used in) operating activities:	
Loss for the year	$ (21,849)
Item not involving cash:	
Amortization	4,173
Change in operating items:	
Increase in securities borrowed	(15,656)
Due from/to clients	(3,375)
Increase in due to brokers and dealers	19,031
Increase in income taxes recoverable	(222,360)
Increase in other assets	(63,032)
Due from/to parent	214,514
Increase in accrued liabilities	78,500
Increase in deferred lease benefit	23,181
	13,127
Cash flows used in financing activities:	
Dividends paid	(375,000)
Return of capital	(325,000)
	(700,000)
Cash flows used in investing activities:	
Purchase of capital assets	(41,727)
Decrease in cash and cash equivalents	(728,600)
Cash and cash equivalents, beginning of year	1,257,668
Cash and cash equivalents, end of year	$ 529,068
Supplemental cash flow information:	
Income taxes paid	$ 162,360

See accompanying notes to financial statements.

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act on September 16, 1993. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers through, its parent, Loewen, Ondaatje, McCutcheon Limited ("LOM"). Through LOM, the Company has a Clearing Agreement with TD Waterhouse Institutional Services, a wholly owned subsidiary of the Toronto Dominion Bank. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. Continuing operations of the Company are dependent on LOM's ability to attract and retain clients on behalf of the Company.

The Company is a wholly owned subsidiary of Loewen, Ondaatje, McCutcheon Limited, a Canadian-owned and regulated investment dealer. Loewen, Ondaatje, McCutcheon Limited is a member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company's head office is located in Toronto, Ontario, Canada. During the year, the Company established an office in New York, New York, U.S.A.

1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis.

(c) Security owned:

The security owned is included in other assets and consists of an investment in NASDAQ Stock Market, Inc. shares which is valued at the published price at the year-end close of business.

1. Significant accounting policies (continued):

(d) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization of furniture and equipment is calculated using the declining-balance method at 20%.

(e) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate the carrying amounts due to their short-term nature or imminent maturity.

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in net income.

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

(h) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(Expressed in U.S. dollars)

2. Deposit segregated pursuant to federal and other regulations:

A cash amount of $67,609 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934 and is included in cash.

3. Related party transactions:

Under an operating agreement dated April 1, 1994, the Company has entered into an arrangement with its parent, Loewen, Ondaatje, McCutcheon Limited, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

The intercompany balance due to the parent of $93,237 is payable on demand and is non-interest bearing.

During the year ended March 31, 2005, the parent paid $5,903 on behalf of the Company for legal expenses incurred in connection with the establishment of an office in the United States.

Balances with the parent are as follows:

Included in:	
Due to parent	$ 93,237
Due to brokers and dealers	60,496

4. Capital stock:

Authorized:	
Unlimited common shares	
Issued:	
842,321 common shares	$ 375,000

During the year, the Company paid a return of capital to the parent of $325,000 and made a dividend payment to the parent of $375,000.

(Expressed in U.S. dollars)

5. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2005, the Company had net capital of $318,096, which is $68,096 in excess of the required minimum net capital of $250,000.

6. Capital assets:

	Cost	Accumulated amortization	Net book value
Furniture and equipment	$ 41,727	$ 4,173	$ 37,554

Amortization of capital assets charged to income in the year amounted to $4,173.

7. Lease commitments:

The Corporation has an obligation under an operating lease with non-cancellable terms in excess of one year. Aggregate annual rentals for office space under this lease amounts to the following:

2006	$ 172,573
2007	177,741
2008	181,433
2009	105,835
	$ 637,582

As part of the lease agreement the Company has made a security deposit of $59,805.

(Expressed in U.S. dollars)

8. Income taxes:

The Company files its own federal and provincial tax returns.

For Canadian tax purposes, the Company files stand-alone tax return.

The income taxes recoverable consists of current tax receivable of $110,868 and deferred tax asset of $35,801.

The current income tax recovery and current deferred income tax recovery included in the statement of income, as determined in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, is as follows:

Canadian current income tax recovery	$ (24,199)
Canadian deferred income tax recovery - current	(35,801)
	$ (60,000)

A reconciliation of the differences between the expected income tax recovery for income computed at the Canadian statutory income tax rate and the Company's income tax recovery is shown in the following table:

Expected income tax recovery at Canadian federal and provincial tax rates	$ (29,563)
Permanent differences	885
Foreign exchange	(14,876)
Other	(16,446)
	$ (60,000)



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

In planning and performing our audit of the financial statements of Loewen, Ondaatje, McCutcheon USA Limited (the "Company") as at and for the year ended March 31, 2005, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of net capital under Rule 17a-3(a)(11) and (ii) for determining compliance with certain exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recording of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Toronto, Canada

May 19, 2005

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in U.S. dollars)

March 31, 2005

Total ownership equity from statement of financial condition	$ 578,013
Less non-allowable assets:	
Income taxes recoverable	146,669
Capital and other assets	112,194
Additional charge for customer's security account	1,054
	259,917
Net capital	318,096
Alternative net capital requirement:	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater)	
Net capital requirement	250,000
Excess net capital	$ 68,096
Net capital in excess of 5% of combined aggregated debit items or $120,000	$ 198,096

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2005, filed by the Company on Form X-17A-5.

See accompanying independent auditors' report.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
(Expressed in U.S. dollars)

March 31, 2005

Credit balances in customers' securities account:	
Customers' securities loaned	$ 60,496
Customers' securities failed to receive	29,142
Total credits	89,638
Debit balances in customers' cash and margin accounts:	
Debit balances in customers' cash and margin accounts	60,496
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	29,142
Aggregate debit items	89,638
3% reduction of aggregate debit items	(2,689)
Total debits	86,949
Reserve computation - excess of total credits over total debits	$ 2,689
Amount of cash held on deposit on "special account for the exclusive benefit of customers"	$ 67,609

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2005, filed by the Company on Form X-17A-5

See accompanying independent auditors' report.